Filed by Sports Authority, Inc.

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: The Sports Authority, Inc.
Commission File No: 1-13426

February 2003

Safe Harbor Statement / M&A Disclosure This announcement may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in Gart Sports' and The Sports Authority's filings with the Securities and Exchange Commission. Those risks include, among other things, the competitive environment in the sporting goods industry in general and in the specific market areas of Gart Sports and The Sports Authority, consumer confidence, changes in discretionary consumer spending, changes in costs of goods and services and economic conditions in general and in the companies' specific market areas, unseasonable weather and those risks generally associated with the integration of the two companies. There can be no assurance that the merger will close, as to the timing of the closing, that the companies will be integrated successfully or without unanticipated costs or that anticipated synergies or other benefits will be realized. The companies assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

Management Presenters Martin E. Hanaka Chairman John Douglas Morton Vice Chairman and Chief Executive Officer Elliott J. Kerbis President and Chief Merchandising Officer Tom Hendrickson Chief Administrative Officer and Chief Financial Officer

Transaction Overview

Transaction Overview Transaction Structure Stock-for-Stock Merger of Equals Transaction is subject to regulatory and shareholder approvals Issuer of Stock Pro Forma Ownership Pro Forma Shares at Closing Company Name Voting Agreement 50% Gart Sports / 50% The Sports Authority Gart Sports will issue 0.37 shares for each Sports Authority share The Sports Authority - combined company intends to list on the NYSE under the symbol "TSA" Green Equity Investors, L.P., an affiliate of Leonard Green & Partners, L.P., has agreed to vote its approx 25% stake in Gart in favor of the transaction Approximately 25 million

Transaction Overview Management Martin E. Hanaka - Chairman John Douglas Morton - Vice Chairman & CEO Elliott J. Kerbis - President & CMO Tom Hendrickson - CAO & CFO Denver, CO Other Management Board Control Location of Headquarters Working Capital Facility 50 / 50 split (4 Gart Sports, 4 Sports Authority, 1 new Unaffiliated Director) Best of both companies' resources Fully committed working capital facility

Strategic Rationale

Strategic Rationale Creation of the Preeminent Sporting Goods Retailer Creates National Sporting Goods Retailer Operating 385 stores in 45 states Combined 2002 sales of $2.5 billion Estimated pre-tax synergies in excess of $20mm in fiscal 2004, $40mm in fiscal 2005 and $50mm thereafter Elimination of redundant operations and advertising Gross margin expansion through strategic merchandise synergies Enhanced pro-consumer merchandising opportunities Potential for expansion of premium brands into all stores Opportunity to expand private label offerings in all stores Ability to leverage Gart's winter sports expertise Reduced weather and licensed apparel risks Maximizes opportunity for "higher profitability" store growth in existing nationwide distribution and field organizations

Preeminent Sporting Goods Retailer in Highly Competitive Market Top Full-Line Players - 2001 Sales Estimated Sporting Goods Retail Sales Channel Distribution Source: Sporting Goods Business, Retail Top 100. Based on an industry total of $76 billion in 2001 (National Sporting Goods Association)

Complementary Geographic Footprints 27 17 1 2 2 1 2 1 2 10 1 2 41 1 3 8 1 2 24 5 11 4 2 7 3 180 Stores 205 Stores 11 2 1 15 1 8 1 5 43 13 7 3 1 3 7 13 6 1 15 7 5 1 2 1 store in Alaska 3 stores in Hawaii 9 10 2 5 1 1 1 1

Creates National Sporting Goods Retailer Pro Forma Store Landscape Leverage the "Sports Authority" brand with a long-term goal of creating a unified national brand across the country Mitigation of weather impact National presence maximizes licensed apparel opportunity States with Stores after combination 10 50 3 13 3 7 2 4 11 1 29 24 5 2 2 1 2 7 5 1 11 15 1 13 6 10 4 45 13 3 1 1 32 2 3 8 5 6 3 8 1 1 7 1 3

Enhanced Brands Offering Core National Power Brands Institute "best practices" approach to merchandising Potential for expansion of premium brands into all stores Strengthen relationships and gain volume discounts with key national brands

Private Label Expansion Key Private Labels Expansion of private label offerings in all stores Leverage TSA's hardlines expertise and Gart's softlines expertise Leverage combined size to facilitate new product offerings and lower costs

Integration Strategy Stores will be converted to the "The Sports Authority" name on a market-by-market basis, with a long-term goal of a unified national brand Integration team to be comprised of members of both Gart Sports and Sports Authority management Capitalize on prior acquisition experiences Realignment of headquarters and regional/zone infrastructure Measured, rational approach to merchandise assortments and maximization of brand access Relocation of under-performing store locations Optimization of distribution network Acceleration of store remodel program Utilization of compatible MIS platforms

Sophisticated and Compatible MIS Infrastructures Similar MIS platforms will allow for smooth integration JDA E-3 Replenishment Arthur Planning & Allocation Retail Ideas Decision-Making Lawson Payroll Kronos Labor Scheduling Opportunity to leverage best platforms of each company Market Max Assortment Management (Sports Authority) D-Sign Signmaking (Gart Sports)

National Distribution Network Efficient and complementary distribution infrastructure with capacity to support future growth plans Woodbridge, IL (GRTS) 260,000 sq. ft Houston, TX (GRTS) 269,000 sq. ft Fontana, CA (GRTS) 202,500 sq. ft Denver, CO (GRTS) 391,000 sq. ft Atlanta, GA (TSA) 300,000 sq. ft New Jersey (TSA) 416,000 sq. ft Chino, CA (TSA) 100,000 sq. ft

Proven Ability for Successful Integrations Prior, proven integration experience at Gart Sportmart - January 1998 Expanded store base by 59 stores, doubling Gart's store base Expanded geographic presence to 8 additional states, including IL and CA Under Gart management, gross margin improved 260 bps since 1998 because of cost savings Oshman's - June 2001 Increased store base by 58 stores Expanded geographic presence to 9 additional states, including TX, and back-filled key markets Realized $10 million plus in annual cost savings in 2002 Finished integration 6 months ahead of Sportmart timetable

Financial Summary

E.P.S. Growth Trends Both companies have experienced significant EPS growth over the last 4 years on a stand-alone basis (a) Historical data as per The Sports Authority's January 2003 management presentation, adjusted to exclude one-time charges. Reflects effective tax rate of 0%. 2002 estimate as per First Call as of February 19, 2003. (b) Historical EPS results, excluding one-time charges, as reported and 2002 estimate as per First Call as of February 19, 2003. (a) (b) EARNINGS PER SHARE EARNINGS PER SHARE

Synergy Breakout Potential Synergy Overview (Dollars in millions)

LTM Statistics Pro Forma Overview (a) As of February 19, 2003. (b) Latest twelve months as of November 2, 2002 as reported by Gart Sports and The Sports Authority, respectively. (c) EBITDA calculated as operating income before depreciation and amortization. (d) Reflects pre-tax synergies of $50MM as per Gart Sports and The Sports Authority management. (Dollars in millions)

Summary

Summary Creation of the Preeminent Sporting Goods Retailer Creates National Sporting Goods Retailer Operating 385 stores in 45 states Combined 2002 sales of $2.5 billion Estimated pre-tax synergies in excess of $20mm in fiscal 2004, $40mm in fiscal 2005 and $50mm thereafter Elimination of redundant operations and advertising Gross margin expansion through strategic merchandise synergies Enhanced pro-consumer merchandising opportunities Potential for expansion of premium brands into all stores Opportunity to expand private label offerings in all stores Ability to leverage Gart's winter sports expertise Reduced weather and licensed apparel risks Maximizes opportunity for "higher profitability" store growth in existing nationwide distribution and field organizations

The foregoing may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in Gart Sports and Sports Authority’s filings with the Securities and Exchange Commission. Those risks include, among other things, the competitive environment in the sporting goods industry in general and in the specific market areas of Gart Sports and Sports Authority, consumer confidence, changes in discretionary consumer spending, changes in costs of goods and services and economic conditions in general, and in the companies’ specific market areas, unseasonable weather and those risks generally associated with the integration of the companies. There can be no assurance that the merger will close, as to the timing of the closing, that the companies will be integrated successfully or without unanticipated costs or that anticipated synergies or other benefits will be realized. The companies assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

GART SPORTS AND SPORTS AUTHORITY STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS WHICH WILL BE FILED BY GART SPORTS AND THE SPORTS AUTHORITY WITH THE SEC. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MERGER. When documents are filed with the SEC, they will be available for free at the SEC’s website at www.sec.gov. Documents are also available for free from the contact persons listed below.

Gart Sports, Sports Authority and their directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Reference is also made to the companies’ latest annual reports and annual stockholder’s meetings proxy statements as filed with the SEC, including Gart Sport’s Proxy Statement for its Annual Meeting held on June 7, 2002 and Sports Authority’s Proxy Statement for its Annual Meeting held on May 30, 2002, which may be obtained for free in the manner set forth above.

CONTACTS:

FOR GART SPORTS
Alexandra Elliott
Director of Public Relations
T: (303) 863-2633
aelliott@gartsports.com

Thomas T. Hendrickson
Executive Vice President and Chief Financial Officer
T: 303-863-2293

FOR THE SPORTS AUTHORITY
George Mihalko
Vice Chairman, Chief Administrative Officer
and Chief Financial Officer
T: 954-677-6360